NEWS RELEASE

 Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

No. 07-09

Dr. Thomas Kindt joins InNexus Biotechnology Scientific Advisory Board

May 10, 2007

BRITISH COLUMBIA, Canada--InNexus Biotechnology Inc. (TSX VENTURE: IXS) (OTCBB: IXSBF), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, today announced that Dr. Thomas Kindt, prestigious biomedical researcher and author, has joined InNexus’ newly formed Scientific Advisory Board, chaired by Dr. J. Donald Capra, President Emeritus of the Oklahoma Medical Research Foundation.

Welcoming Dr. Kindt, Jeff Morhet, President & Chief Executive Officer of InNexus, said, “Tom is well known for his contributions to the field of immunology and has dedicated his life to understanding the mechanisms of antibodies and how to more effectively target hard-to-treat diseases.” Morhet continued, “I’m delighted to have Tom join our Scientific Advisory Board and our team welcomes his experience, input and guidance.”

Tom was most recently Director of Intramural Research, NIAID, NIH, Bethesda, MD and Chief of Laboratory of Immunogenetics, NIAID, NIH and spent a year as Visiting Scientist, Analytical Immunochemistry Laboratory at the Institute Pasteur, Paris.  Prior this he was with the Rockefeller University in New York and the City of Hope National Medical Center in Duarte, CA.  Dr. Kindt has served on Advisory Boards and Committees of the Institute Pasteur, Tunis, Tunisia; Hematech LLC, Massachusetts; Institute for Medical Sciences, University of Tokyo; REDI Center, Singapore; NIH Facilities Working Group and Blue Ribbon Panel on Bioterrorism and implications for biomedical research.  He has authored and co-authored 225 publications, two books and three patents; currently he is an active biomedical consultant, immunology textbook author and adjunct professor at the University of New Mexico’s Department of Biology.

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology improving the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

 “Jeff Morhet”
Jeff Morhet

President & CEO

To contact us: Telephone:  480-862-7500 / investor@innexusbiotech.com

Endnotes

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